Filed Pursuant to Rule 433
Registration Nos. 333-283057
and 333-163855
March 21, 2025

The following information is a Notice of Fund Changes relating to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFInancial.com

March 21, 2025
Notice of Fund Changes (“Notice”) for:
LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:

This Notice gives you an overview of the upcoming changes to the Plan, the timing of those changes and the actions you may wish to consider as a result of such changes.

Effective April 22, 2025, the Macquarie Large Cap Value Trust will be replaced with BlackRock Equity Dividend Fund M and the Macquarie Diversified Income Trust Class B will be replaced with FIAM Core Plus CIT Class H. Any existing assets and/or future contribution investment elections remaining in the Macquarie Large Cap Value Trust or the Macquarie Diversified Income Trust Class B as of the close of business on April 22, 2025 will automatically be mapped (or transferred) as shown in the chart below. Any contributions or rollovers received on or after April 22, 2025 that are directed to the fund being eliminated will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.

If you are currently invested in the following fund being eliminated:		Your balance and investment elections will be transferred to the new fund being added:
556070100	Macquarie Large Cap Value Trust	09259D597	BlackRock Equity Dividend Fund M
556070308	Macquarie Diversified Income Trust Class B	30257M579	FIAM Core Plus CIT Class H
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Actions to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account or future contributions to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on April 22, 2025. Please note that you cannot choose to keep any investments in or transfer any investment to the fund being eliminated. To make a change, log on to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. ET.

Please be sure to make any changes prior to 4:00 p.m. ET on April 22, 2025 if you do not want the mapping (or transfer) to occur. Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on April 22, 2025, (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process as soon as administratively feasible once the fund change is completed. Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

NEW FUND Fund name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
BlackRock Equity Dividend Fund M (09259D597)	0.28%	$2.80	0.28%	$2.80	10.6%	8.66%	----	9.51%	9/20/2019
FIAM Core Plus CIT Class H (30257M579)	0.20%	$2.00	0.20%	$2.00	2.74%	0.93%	2.48%	----	6/30/2004

ELIMINATED FUND Fund name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Macquarie Large Cap Value Trust Cl B (556070100)	0.50%	$5.00	0.50%	$5.00	7.27%	5.75%	----	7.3%	12/20/2017
Macquarie Diversified Income Trust Cl B (556070308)	0.30%	$3.00	0.30%	$3.00	1.99%	0.68%	----	0.38%	1/28/2020

Average returns provided are representative of performance as of December 31, 2024.

This Notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain Plan and investment-related information found in the Comparative Chart Summary contained in the Fee Disclosure Notice. Please keep this supplemental Notice with your Fee Disclosure Notice. A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?

If you have any questions about these changes or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. ET) or log on to your account at LincolnFinancial.com. For more information about the Plan, please review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov.
Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates. Affiliates are separately responsible for their own financial and contractual obligations.
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